Exhibit 21.2

LIST OF SUBSIDIARIES OF PRESIDIO INVESTMENT HOLDINGS LLC

Entity	Jurisdiction
FTW Technologies LLC	Delaware
Presidio Employee Co LLC	Delaware
Presidio Employee Holdings Co. LLC	Delaware
Presidio Finance LLC	Delaware
Presidio Finance Holding Company LLC	Delaware
Presidio Finance Nominee Corp.	Texas
Presidio Holding Company LLC	Delaware
Presidio Intermediate Holding Company LLC	Delaware
Presidio Petroleum LLC	Delaware
Presidio WAB LLC	Texas
Trail Dust LLC	Delaware